Exhibit 12

POTASH CORPORATION OF SASKATCHEWAN INC.
RATIO OF EARNINGS TO FIXED CHARGES
(IN MILLIONS OF US DOLLARS, EXCEPT RATIO AMOUNTS)
(UNAUDITED)

	Year ended December 31
	2004	2003	2002	2001	2000
Canadian GAAP
Net income (loss)	$298.6	$(126.3)	$53.6	$121.2	$198.0
Income taxes	131.7	(20.6)	30.2	68.2	67.2
Share of earnings of equity investees	(30.9)	(12.4)	(5.3)	—	—
Fixed charges	134.7	117.8	102.7	104.3	104.6
Distributed income of equity investees	8.7	4.0	—	—	—
Interest capitalized	(2.5)	(1.5)	(4.2)	(0.5)	—

Total Earnings Available for Fixed Charges	$540.3	$(39.0)	$177.0	$293.2	$369.8

Fixed Charges
Interest expensed and capitalized	$112.8	$105.7	$92.0	$83.9	$66.6
Amortization of debt issue costs	4.5	2.1	1.9	0.8	1.2
Estimated portion of rent expense representing interest	17.4	10.0	8.8	19.6	36.8

Total Fixed Charges	$134.7	$117.8	$102.7	$104.3	$104.6

Ratio of Earnings to Fixed Charges	4.01	— [1]	1.72	2.81	3.54

[1]	Earnings were inadequate to cover fixed charges by $156.8 million for the year ended December 31, 2003.